UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2012

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐     40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐     No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 5, 2012

Q3 2012

SIERRA WIRELESS™

UNITED STATES GAAP

Third Quarter Report

For the three and nine months ended September 30

Mobile Computing
Machine to Machine

Report to Shareholders

I am pleased to report that the third quarter of 2012 was another very solid quarter for Sierra Wireless. We achieved strong results across our lines of business, including record-high revenues from our Machine-to-Machine (“M2M”) business and solid year-over-year growth in Mobile Computing.  While delivering solid operational results, we also completed the acquisition of the M2M business of Sagemcom which we believe significantly bolsters our global leadership position in M2M, while opening up new products, channels, and markets.

Revenue was $162.6 million in the third quarter of 2012, compared to $146.8 million a year ago, representing year-over-year growth of 11%.  The results included approximately $4.6 million of revenue from the recently acquired Sagemcom M2M business.  Before the Sagemcom contribution, year-over-year revenue growth was approximately 8%.  Non-GAAP gross margin was stable at 29.5% compared to 29.6% in the third quarter of 2011.  We also continued to tightly manage costs and held non-GAAP operating expenses below $40 million for the sixth consecutive quarter, despite the addition of initial expenses associated with Sagemcom.

The combination of solid revenue growth, steady gross margin and good cost control led to better than expected non-GAAP earnings from operations of $8.3 million or $0.28 per share compared to $4.0 million or $0.15 per share one year ago.

Machine-to-Machine

In the third quarter, we delivered record revenue in our core M2M business.  Revenues during the third quarter in our M2M business were $86.1 million, representing a 14% year-over-year increase from the third quarter of 2011.  Excluding the addition of Sagemcom, year-over-year growth was approximately 8%.  Our M2M growth was driven by strong sales in North America and Asia, which more than offset the stable, but weaker sales levels in European markets.

During the quarter, we continued to build on our market leading position in M2M, with new design wins, new product milestones, continued progress in expanding our position in the value chain,  and of course, our acquisition of Sagemcom’s M2M business.

In terms of product development, we had a very active quarter.  At the MobileconTM 2012 event in October, we announced the next generation AirVantage™ M2M Cloud, as well as a new partnership with Amazon Web Services.  The AirVantage M2M Cloud provides a simple, secure, scalable platform that enables our customers to rapidly build and deploy their M2M applications.  Combined with Amazon Web Services, the AirVantage Cloud enables customers large and small to deploy an application with lower implementation costs and nearly zero capital investment.  This launch of the next generation AirVantage Cloud represents another important step in Sierra Wireless becoming the M2M platform of choice for OEMs, integrators and operators around the world.

At the Paris Auto Show, we announced, in partnership with Bouygues Telecom, an innovative 3G USB key for Peugeot Citroën that powers the new Peugeot Connect Apps system.  The Connect Apps USB device is designed specifically for automotive use and enables drivers to access real-time information on traffic conditions, weather, and navigation, as well as information about services nearby.

We also introduced the AirPrime™ SL9090, a new, multimode product in the AirPrime SL Series of LGA, industrial-grade embedded wireless modules.  The SL9090 gives device manufacturers the ability to operate on networks that use either HSPA+ or EV-DO technologies with a single product design.

Mobile Computing

Coming off an exceptional second quarter, our Mobile Computing results were solid.  Mobile Computing revenue totaled $76.5 million in the third quarter of 2012, a 7% year-over-year increase from the third quarter of 2011.

Revenue from our AirCard® mobile broadband devices was up slightly on a year-over-year basis, as we continue to have strong product and channel positions with key operator customers including AT&T, Sprint and Telstra.  We have also successfully leveraged our leading-edge 4G products to build solid positions in new channels, such as Virgin Mobile, DNA, and Rogers Communications.  Our AirCard product pipeline is strong, and we have secured successor channel positions for our next generation products, which we expect to launch in the first half of 2013.

In the PC OEM market, our strong growth continued during the quarter.  We also believe that our share position continues to strengthen, driven by our leading-edge 4G modules and a significant technology lead in adding Windows 8 support to our products.  The strength of our technology lead was evident recently when two of our customers, Samsung and Lenovo, launched the first ever LTE-enabled Windows 8 tablet PCs — leveraging our ultra-thin LTE modules and Windows 8 software expertise.   We have secured additional LTE and Windows 8 design wins and continue to see both of these technologies as important drivers in this category.

Summary

We are very pleased with our solid Q3 profitability, driven by revenue growth and good cost control.

Our M2M business delivered exceptional results across a number of key segments and regions, despite the continued macroeconomic challenges in Europe.  The integration of Sagemcom is on track and the acquired business is now beginning to contribute in a significant way.  Our investments in M2M are paying off.  We are the clear global leader in a market with excellent long term growth prospects, and we are making steady progress in expanding our position in the M2M value chain.  Our M2M business is now solidly profitable and we believe that we are well positioned to continue to drive profitable long term growth.

Coming off an outstanding Q2, our Mobile Computing business provided a solid, profitable contribution to our Q3 results.  We continued our strong growth with PC OEMs, and our powerful AirCard product line-up kept us well positioned with key operators.  We have won channel slots for our next generation AirCard products, and we have taken a clear leadership position in providing Windows 8-enabled LTE solutions for tablets and ultra-books.  As we look forward, we remain optimistic that the strength of our

4G AirCard position and technology leadership with PC OEMs, combined with further LTE deployments will lead to solid growth opportunities in Mobile Computing.

I remain confident in the continued success of our company, bolstered by the addition of the Sagemcom M2M business.  I thank you for your continued support and look forward to reporting to you on our achievements in the coming quarters.

Jason W. Cohenour

President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the “Cautionary Note Regarding Forward-Looking Statements” in the attached Management’s Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2012, and up to and including November 5, 2012.  This MD&A should be read together with our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2012 and September 30, 2011, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2011 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on our website at www.sierrawireless.com, or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.  Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  Expected deployment of next generation networks by wireless network operators;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed; and

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

OVERVIEW

Business Overview

Sierra Wireless Inc. (“Sierra Wireless” or the “Company”) is a global leader in the development and marketing of wireless technologies and solutions. We focus on wireless devices and applications, offering a comprehensive portfolio of products and services that reduce complexity for our customers.  We focus on two growing markets: machine-to-machine (“M2M”) communications and mobile computing.

Machine-to-Machine

Our M2M business includes our AirPrime™ Embedded Wireless Modules (excluding embedded module sales to PC original equipment manufacturers, or “PC OEMs”), our AirLink™ Intelligent Gateways, and our AirVantage™ M2M Cloud.  Effective August 1, 2012, our M2M business also includes the M2M business that we acquired from Sagemcom (refer to the section on “Acquisition of M2M business of Sagemcom”).

•                  AirPrime™ Embedded Wireless Modules (excludes PC OEM embedded modules) - AirPrime Embedded Wireless Modules are used to wirelessly enable a variety of products and solutions made by OEMs. Our M2M OEM customers cover a broad range of industries, including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare, and consumer electronics.

•                  AirLink™ Intelligent Gateways - AirLink Intelligent Gateways are rugged, commercial-grade wireless terminals for M2M and mobile applications. They are sold to public safety, transportation, field service, energy, industrial, and financial organizations.

•                  AirVantage™ M2M Cloud - The AirVantage M2M Cloud provides a secure, scalable, device-to-cloud infrastructure for collecting and transmitting M2M data to and from any number of connected devices, and linking that data to any number of enterprise applications.

Mobile Computing

Our Mobile Computing business includes our AirCard® Mobile Broadband Devices and AirPrime Embedded Wireless Modules for PC OEM customers.

•                  AirCard® Mobile Broadband Devices - AirCard-branded USB modems and mobile Wi-Fi hotspots are sold to mobile network operators around the world, and provide a simple way to connect notebooks, tablets and other electronic devices to the Internet, over 4G mobile broadband networks.

•                  AirPrime Embedded Wireless Modules (for PC OEMs) — Some of our AirPrime embedded modules are sold to PC OEMs worldwide, for integration into notebooks, tablets, and other mobile computing devices, to provide embedded 4G mobile broadband connections.

In addition to our hardware and related software products, we offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions.

Third Quarter Overview

As expected, our third quarter 2012 revenue decreased slightly compared to second quarter 2012 revenue, driven primarily by normalizing sales patterns in our mobile computing business, partially offset by stronger revenue in M2M, as well as revenue generated from the Sagemcom M2M business which was acquired on August 1, 2012.  Compared to the second quarter of 2012, gross margins decreased slightly primarily due to changes in product mix combined with expected lower AirCard average selling prices.  Operating expenses were marginally higher as a result of expenses related to M2M business of Sagemcom and acquisition related expenses.

Financial highlights for the third quarter of 2012:

•                  Revenue was $162.6 million, down 2.9% compared to $167.4 million in the second quarter of 2012

•                  Gross margin was 29.4%, down from 30.7% in the second quarter of 2012

•                  Non-GAAP earnings from operations were $8.3 million compared to $12.7 million in the second quarter of 2012

•                  Net earnings of $3.7 million and diluted earnings per share of $0.12 were comparable to net earnings of $3.6 million and diluted earnings per share of $0.11 in the second quarter of 2012.  A favorable income tax recovery contributed to the sequentially stronger net earnings.

•                  Non-GAAP net earnings were $8.8 million, or $0.28 per diluted share, in the third quarter of 2012 compared to Non-GAAP net earnings of $9.3 million, or $0.30 per diluted share, in the second quarter of 2012.

Acquisition of M2M business of Sagemcom

On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom.  The acquisition included the purchase of substantially all of the assets of the M2M business of Sagemcom for €44.9 million ($55.2 million) in cash consideration plus assumed liabilities of €3.7 million ($4.6 million).

Sagemcom is a France-based technology company active in broadband, telecom, energy, and document management. Its M2M business included 2G and 3G wireless modules, as well as industry-leading rugged terminals for railway applications.  This acquisition extends our global leadership position in the growing M2M market as it provides us with a significantly enhanced market position in key segments, including payment, transportation and railways, as well as new geographical expansion into Brazil.

The acquired business’ results of operations and estimated fair value of assets acquired and liabilities assumed have been included in our consolidated financial statements from the date of acquisition, August 1, 2012.  The M2M business of Sagemcom contributed $4.6 million to our consolidated revenues in the three and nine months ended September 30, 2012.

Other key business highlights for the third quarter of 2012 include:

•                  The introduction of the AirPrime SL9090, a new, multimode product in the AirPrime SL Series of compact, industrial-grade embedded wireless modules.  The multimode module gives device manufacturers the ability to operate on networks that use either HSPA+ or EV-DO cellular standards with a single product design.  It is designed for use in fixed or mobile M2M deployments in the industrial, field service, energy, networking and transportation sectors.  It has design and operational characteristics that make it particularly well-suited for use in harsh environments.  The AirPrime SL9090 is expected to be available for commercial release in the fourth quarter of this year.

•                  The announcement that PSA Peugeot Citroen, in collaboration with Bouygues Telecom, selected us to provide the innovative 3G USB key that powers the new Peugeot Connect Apps system.  Designed specifically for automotive use, this key incorporates 3G wireless connectivity, global positioning and advanced processing capabilities in a compact, plug-and-play form factor.  When the 3G key is plugged into the vehicle, it provides the driver with real-time information on traffic conditions, weather, and navigation, as well as information about services nearby.

•                  The introduction of the next-generation AirVantage M2M Cloud (announced on October 4, 2012), a faster, more cost-effective way to build, deploy, and manage large M2M applications.  The AirVantage M2M Cloud provides secure two-way communication between connected devices and the enterprise, enabling innovation in products, services, and revenue streams.  M2M solutions can now be rolled out much faster and cost significantly less to develop, operate and scale.  We have also joined the Amazon Web Services Partner Network.  The collaboration makes it easy for customers to use the AirVantage APIs to build M2M applications that run seamlessly on the Amazon Web Services cloud infrastructure.  The joint solution eliminates the need for any on-premise IT infrastructure, further accelerates time-to-market, and improves scalability.

•                  During the third quarter, we continued to make progress on our restructuring initiative involving the closure of our Newark, California facility effective December 31, 2012 and the related transfer of our AirLink marketing, research and development, and customer support activities to our Richmond, British Columbia facilities, and transfer of our manufacturing operations to our manufacturing partner in Suzhou, China.  Total severance and other costs associated with this initiative are estimated to be approximately $2 million and for the three and nine months ended September 30, 2012, we recorded $0.4 million and $1.8 million, respectively, in restructuring costs related to this initiative.

Selected financial information:

(in thousands of U.S. dollars, except where otherwise stated)

	2012				2011
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Revenue (GAAP and Non-GAAP)	$480,345	$162,638	$167,441	$150,266	$430,990	$146,827	$139,888	$144,275

Gross Margin	$143,958	$47,857	$51,335	$44,766	$121,898	$43,334	$39,100	$39,464
- Non-GAAP (1)	144,201	47,939	51,413	44,849	122,197	43,423	39,197	39,577

Gross Margin %	30.0%	29.4%	30.7%	29.8%	28.3%	29.5%	28.0%	27.4%
- Non-GAAP (1)	30.0%	29.5%	30.7%	29.8%	28.4%	29.6%	28.0%	27.4%

Earnings (loss) from operations	$7,614	$1,051	$6,221	$342	$(17,447)	$(1,763)	$(6,270)	$(9,414)
- Non-GAAP (1)	26,180	8,346	12,652	5,182	(451)	4,024	(846)	(3,629)

Net earnings (loss)	$7,593	$3,667	$3,581	$345	$(15,553)	$(998)	$(6,766)	$(7,789)
- Non-GAAP (1)	23,083	8,763	9,307	5,013	1,150	4,606	(1,025)	(2,431)

Earnings (loss) per share (in dollars)
Basic	$0.25	$0.12	$0.12	$0.01	$(0.50)	$(0.03)	$(0.22)	$(0.25)
Diluted	0.24	0.12	0.11	0.01	(0.50)	(0.03)	(0.22)	(0.25)
- Non-GAAP (1)	0.74	0.28	0.30	0.16	0.04	0.15	(0.03)	(0.08)

Common shares (in thousands)
At period-end	30,590	30,590	30,562	30,910	31,297	31,297	31,294	31,250
Weighed average - basic	30,854	30,573	30,817	31,175	31,267	31,297	31,267	31,237
Weighed average - diluted	31,012	30,772	30,987	31,280	31,267	31,297	31,267	31,237

(1) Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, impairment, acquisition costs, integration costs, restructuring costs, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments.  Refer to the section on “Non-GAAP financial measures” for additional details.

See discussion under “Consolidated Results of Operations” for factors that have caused period to period variations.

Outlook

In the fourth quarter of 2012, we expect revenue to remain at third quarter levels as a result of continued strength in our M2M business, including a full quarter of contribution from the M2M business acquired from Sagemcom, offset by lower sales in Mobile Computing.  We expect gross margin percentage to be slightly higher in the fourth quarter of 2012 as we experience a favorable shift in product mix and we expect fourth quarter operating expenses to be modestly higher than in the third quarter as a result of the timing of new product certification and launch expenses, as well as a full quarter of expenses related to the M2M business of Sagemcom.

Macroeconomic pressure in Europe is continuing to dampen near-term growth in our M2M business.  However, we continue to believe that the markets for wireless solutions in mobile computing and M2M have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment and upgrade of wireless networks around the world, growth in the number and type of devices being wirelessly connected, a growing strategic focus on M2M services by wireless operators, and expanding end customer awareness of the availability of such services and their benefits.

Key factors that we expect will affect our results in the near term are the relative competitive position of our products within sales channels in any given period; the relative competitive position of our customers versus their direct competitors; the availability of components from key suppliers; timing of deployment of mobile broadband networks by wireless operators; wireless technology transitions; the rate of adoption by end-users; the timely launch and ramp up of sales of our new products currently under development; the level of success our OEM customers achieve with sales of embedded solutions to end users; our ability to secure future design wins with both existing and new OEM customers; general economic conditions in the markets we serve; and, seasonality in demand. We expect that product and price competition from other wireless device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis. Gross margin percentage may fluctuate from quarter to quarter depending on product and customer mix, competitive selling prices and product costs.

CONSOLIDATED RESULTS OF OPERATIONS

(in thousands of U.S. dollars)

	Three months ended September 30				Nine months ended September 30
	2012	% of Revenue	2011	% of Revenue	2012	% of Revenue	2011	% of Revenue

Revenue	$162,638	100.0%	$146,827	100.0%	$480,345	100.0%	$430,990	100.0%
Cost of goods sold	114,781	70.6%	103,493	70.5%	336,387	70.0%	309,092	71.7%
Gross margin	47,857	29.4%	43,334	29.5%	143,958	30.0%	121,898	28.3%

Expenses
Sales and marketing	10,476	6.4%	11,158	7.6%	33,527	7.0%	34,752	8.1%
Research and development	22,395	13.8%	21,942	14.9%	64,564	13.4%	67,479	15.6%
Administration	8,592	5.3%	8,548	5.8%	25,938	5.4%	26,743	6.2%
Acquisition	2,196	1.4%	—	0.0%	2,795	0.6%	—	0.0%
Restructuring	498	0.3%	881	0.6%	2,209	0.5%	856	0.2%
Integration	—	0.0%	121	0.1%	—	0.0%	1,426	0.3%
Amortization	2,649	1.6%	2,447	1.7%	7,311	1.5%	8,089	1.9%
	46,806	28.8%	45,097	30.7%	136,344	28.4%	139,345	32.3%
Earnings (loss) from operations	1,051	0.6%	(1,763)	-1.2%	7,614	1.6%	(17,447)	-4.0%
Foreign exchange gain (loss)	1,176		(154)		1,718		47
Other income (expense)	(70)		68		(231)		15
Earnings (loss) before income taxes	2,157		(1,849)		9,101		(17,385)
Income tax expense (recovery)	(1,510)		(851)		1,508		(1,775)
Net earnings (loss) before non-controlling interest	3,667		(998)		7,593		(15,610)
Less: non-controlling interest	—		—		—		(57)
Net earnings (loss) attributable to the Company	$3,667		$(998)		$7,593		$(15,553)
Net earnings (loss) per share attributable to the Company
Basic	$0.12		$(0.03)		$0.25		$(0.50)
Diluted	$0.12		$(0.03)		$0.24		$(0.50)

Three Months Ended September 30, 2012 Compared to Three Months Ended September 30, 2011

Revenue

Revenue in the three months ended September 30, 2012 increased by $15.8 million, or 10.8%, compared to the same period of 2011.  This increase was driven by growth in PC OEMs, contribution from the recently acquired M2M business of Sagemcom, and solid growth in our M2M business despite continued weakness in European markets.

In the third quarter of 2012, Sprint accounted for more than 10% of our revenue, representing approximately 14% of our revenue.  In the third quarter of 2011, Sprint, Telstra, and AT&T each accounted for more than 10% of our revenue and, in aggregate, represented approximately 39% of our revenue.  In total, our top 3 customers contributed 32% of revenue in the third quarter of 2012.

We maintained a relatively balanced mix of revenue between M2M and Mobile Computing compared to the same quarter of 2011.  M2M represented 53% of our revenue and Mobile Computing represented 47% of our revenue in the third quarter of 2012.  In the third quarter of 2011, M2M and Mobile Computing represented 51% and 49% of our revenue, respectively.  We expect the relative mix to continue to favor M2M over time.

Our geographic revenue mix for the three months ended September 30, 2012 and 2011 was as follows:

Gross margin

Gross margin was 29.4% of revenue for the three months ended September 30, 2012, compared to gross margin of 29.5% of revenue in the same period of 2011.  Gross margin included $0.1 million of stock-based compensation expense in each of the three-month periods ended September 30, 2012 and 2011.

Sales and marketing

Sales and marketing expenses decreased by $0.7 million, or 6.1%, in the three months ended September 30, 2012, compared to the same period of 2011.  The decrease in sales and marketing expenses was due primarily to a continued focus on cost management.  Sales and marketing expenses in the three-month period ended September 30, 2012 included $0.4 million of stock-based compensation expense compared to $0.3 million in the same three-month period of 2011.

Research and development

Research and development expenses increased by $0.5 million, or 2.1%, to $22.4 million in the three months ended September 30, 2012, compared to the same period of 2011.  The increase in research and development expenses was primarily attributable to the research and development expenses of the M2M business of Sagemcom partially offset by positive impact of foreign exchange rates. Research and development expenses included stock-based compensation expense of $0.4 million in each of the three-month periods ended September 30, 2012 and 2011.  Research and development expenses also included acquisition amortization of $1.3 million in the three months ended September 30, 2012 compared to $1.8 million in the three months ended September 30, 2011.

Administration

Administration expenses of $8.6 million for the three months ended September 30, 2012 were comparable to the same period of 2011.  Included in administration expenses was $0.8 million of stock-based compensation expense in each of the three-month periods ended September 30, 2012 and 2011.

Acquisition

Acquisition costs of $2.2 million during the three months ended September 30, 2012 relate to the Sagemcom acquisition.  For the comparable period of 2011, acquisition costs were $nil.

Restructuring

Restructuring costs were $0.5 million during the three months ended September 30, 2012, compared to $0.9 million in the same period of 2011.  Restructuring costs in the three months ended September 30, 2012 relate primarily to organizational changes in research and development in connection with the closure of our Newark, California facility.  Restructuring costs in the three months ended September 30, 2011 represented the additional costs incurred for reductions related to the new organizational structure announced in September 2010.

Integration costs

Integration costs were $nil during the three months ended September 30, 2012, compared to $0.1 million in the same period of 2011.  Integration costs during the three months ended September 30, 2011 were primarily related to office space optimization in France.

Amortization

Amortization expense increased $0.2 million or 8.3%, in the three months ended September 30, 2012, compared to the same period of 2011.  Amortization expense in the three-month period ended September 30, 2012 included $1.6 million of acquisition amortization compared to $1.4 million in the same three-month period of 2011.

Foreign exchange gain (loss)

Foreign exchange gain was $1.2 million during the three months ended September 30, 2012 compared to a $0.2 million foreign exchange loss in the same three-month period of 2011. Foreign exchange gain for the three months ended September 30, 2012 included net foreign exchange gain of $3.6 million on revaluation of an intercompany loan to a self-sustaining subsidiary and a loss of $2.4 million related to the settlement of foreign currency forward exchange contracts that we entered into in connection with the Sagemcom acquisition.

Foreign exchange rate changes also impact our Euro and Canadian dollar denominated revenue and operating expenses.  We estimate that changes in exchange rates between 2011 and 2012 negatively impacted our third quarter 2012 revenues by approximately $1.1 million; this was more than offset by a favorable impact on operating expenses of approximately $1.4 million.

Income tax expense (recovery)

Income tax recovery increased by $0.7 million to $1.5 million in the three months ended September 30, 2012, compared to the same period of 2011, primarily driven by changes in relative taxable earnings amongst the different tax jurisdictions in which we operate, along with favorable adjustments to certain tax provisions totaling $0.8 million.

Net earnings (loss) attributable to the Company

Net earnings attributable to the Company increased by $4.7 million to $3.7 million in the three months ended September 30, 2012, compared to the same period of 2011.  This increase reflects the positive impact of higher revenue, as well as the impact of favorable foreign exchange and tax recoveries in the three months ended September 30, 2012.

Net earnings for the three months ended September 30, 2012 included stock-based compensation of $1.7 million, and acquisition amortization of $2.9 million.  Net loss for the same period of 2011 included stock-based compensation of $1.6 million, and acquisition amortization of $3.2 million.

Weighted average number of shares

The weighted average diluted number of shares outstanding was 30.8 million in the three months ended September 30, 2012 compared to 31.3 million in the three months ended September 30, 2011.  The number of shares outstanding was 30.6 million at September 30, 2012, compared to 31.3 million at September 30, 2011. The reduction in number of shares outstanding was primarily due to purchases on the TSX and NASDAQ of 800,000 of the Company’s common shares under our normal course issuer bid during the first half of 2012.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

Revenue

Revenue in the nine months ended September 30, 2012 increased by $49.4 million, or 11.5%, compared to the same period of 2011.  The increase was a result of growth in both our M2M and Mobile Computing businesses, along with a modest contribution from the recently acquired M2M business of Sagemcom.

In the nine months ended September 30, 2012, AT&T and Sprint each accounted for more than 10% of our revenue, representing approximately 26% of our revenue in aggregate.  In the nine months ended September 30, 2011, AT&T, Sprint and Telstra each accounted for more than 10% of our revenue, and in aggregate, represented approximately 34% of our revenue.

We continue to have a balanced mix of revenue between Mobile Computing and M2M, each representing 50% of our revenues in the nine months ended September 30, 2012.  In the nine months ended September 30, 2011, Mobile Computing and M2M represented 49% and 51% of our revenue, respectively.

The geographic revenue mix for the nine months ended September 30, 2012 and 2011 was as follows:

Gross margin

Gross margin was 30.0% of revenue for the nine months ended September 30, 2012, compared to 28.3% of revenue in the same period of 2011.  The increase in gross margin percentage was primarily related to product cost reductions and favorable product mix.  Gross margin included $0.2 million of stock-based compensation expense in the nine months ended September 30, 2012 and included $0.3 million of stock-based compensation expense in the nine months ended September 30, 2011.

Sales and marketing

Sales and marketing expenses decreased by $1.2 million, or 3.5%, in the nine months ended September 30, 2012, compared to the same period of 2011.  The decrease in sales and marketing expenses was due primarily to continued focus on cost management.  Sales and marketing expenses included $1.0 million of stock-based compensation expense in each of the nine-month periods ended September 30, 2012 and 2011.

Research and development

Research and development expenses decreased by $2.9 million, or 4.3%, to $64.6 million in the nine months ended September 30, 2012, compared to the same period of 2011.  The decrease in research and development expenses was primarily related to the combination of lower spending and the positive impact of foreign exchange rates which more than offset the additional research and development expenses we incurred as a result of the Sagemcom acquisition.  In 2011, our research and development expenses were higher due to increased spending on new product development, including certifications and launch preparation for new 4G LTE products.

Research and development expenses in the nine-month period ended September 30, 2012 included stock-based compensation expense of $1.3 million and acquisition amortization of $4.3 million.  Research and development expenses in the same period of 2011 included stock-based compensation expense of $1.2 million and acquisition amortization of $5.2 million.

Administration

Administration expenses decreased by $0.8 million, or 3.0%, in the nine months ended September 30, 2012, compared to the same period of 2011. The decrease was primarily due to a continued focus on cost management.  Included in administration expenses was stock-based compensation expense of $2.4 million and $2.5 million, respectively, in each of the nine-month periods ended September 30, 2012 and 2011.

Acquisition

Acquisition costs were $2.8 million during the nine months ended September 30, 2012 and relate to the Sagemcom M2M acquisition.  Acquisition costs were $nil in the same period of 2011.

Restructuring

Restructuring costs increased by $1.4 million during the nine months ended September 30, 2012, compared to the same period of 2011.  Restructuring costs in the nine months ended September 30, 2012 relate to organizational changes in research and development in connection with the closure of our Newark, California facility.   Restructuring costs in the nine months ended September 30, 2011 represented the additional costs incurred for reductions related to the new organizational structure announced in September 2010.

Integration costs

Integration costs were $nil during the nine months ended September 30, 2012, compared to $1.4 million in the same period of 2011.  Integration costs during the nine months ended September 30, 2011 were primarily related to office space optimization in France and for IT consultants retained to implement an integrated Customer Resource Management system.

Amortization

Amortization expense decreased $0.8 million or 9.6%, in the nine months ended September 30, 2012, compared to the same period of 2011.  Amortization expense in the nine-month period ended September 30, 2012 included $4.3 million of acquisition amortization, compared to $4.6 million in the same nine-month period of 2011.

Foreign exchange gain (loss)

Foreign exchange gain was $1.7 million during the nine months ended September 30, 2012 compared to less than $0.1 million during the same period of 2011.  Foreign exchange gain for the nine months ended September 30, 2012 included net foreign exchange gain of $3.6 million on revaluation of an intercompany loan to a self-sustaining subsidiary and a loss of $1.8 million related to the settlement of foreign currency forward exchange contracts that we entered into in connection with the Sagemcom acquisition.

Foreign exchange rate changes also impact our Euro and Canadian dollar denominated revenue and operating expenses.   We estimate that changes in exchange rates between 2011 and 2012 negatively impacted our year-to-date 2012 revenues by approximately $2.1 million.  We estimate that the favorable impact on operating expenses during the same period was approximately $3.7 million.

Income tax expense (recovery)

Income tax expense increased by $3.3 million in the nine months ended September 30, 2012, compared to the same period of 2011, primarily driven by improved profitability, partially offset by favorable impact of changes in relative taxable earnings amongst the different tax jurisdictions in which we operate.

Net earnings (loss) attributable to the Company

Net earnings attributable to the Company increased by $23.2 million to $7.6 million in the nine months ended September 30, 2012, compared to the same period of 2011.  This increase reflects the positive impact of higher revenue and gross margin, combined with lower operating expenditures, as well as the impact of favorable foreign exchange and tax recoveries in the nine months ended September 30, 2012.

Net earnings for the nine months ended September 30, 2012 included stock-based compensation of $5.0 million, and acquisition amortization of $8.6 million.  Net loss for the same period of 2011 included stock-based compensation of $4.9 million, and acquisition amortization of $9.8 million.

Weighted average number of shares

The weighted average diluted number of shares outstanding was 31.0 million for the nine months ended September 30, 2012, compared to 31.3 million for the nine months ended September 30, 2011.  The number of shares outstanding was 30.6 million at September 30, 2012, compared to 31.3 million at September 30, 2011. The reduction in number of shares outstanding was due to purchases on the TSX and NASDAQ of 800,000 of the Company’s common shares under our normal course issuer bid during the nine months ended September 30, 2012.

SEGMENTED INFORMATION

Revenue and gross margin by segment for the three and nine months ended September 30, 2012 and 2011 was as follows:

	Three months ended September 30		Nine months ended September 30
(in thousands of U.S. dollars)	2012	2011	2012	2011
M2M
Revenue	$86,155	$75,315	$240,643	$221,951
Cost of goods sold	58,143	49,667	161,788	149,732
Gross margin	$28,012	$25,648	$78,855	$72,219
Gross margin %	32.5%	34.1%	32.8%	32.5%

Mobile Computing
Revenue	$76,483	$71,512	$239,702	$209,039
Cost of goods sold	56,638	53,826	174,599	159,360
Gross margin	$19,845	$17,686	$65,103	$49,679
Gross margin %	25.9%	24.7%	27.2%	23.8%

Product line revenue by segment for the three and nine months ended September 30, 2012 and 2011 was as follows:

	Three months ended September 30		Nine months ended September 30
(in thousands of U.S. dollars)	2012	2011	2012	2011
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs) (1)	$73,249	$63,635	$199,961	$186,089
AirLink Intelligent Gateways and Routers	11,262	9,928	33,291	28,910
AirVantage M2M Cloud Platform and Other	1,644	1,752	7,391	6,952
	$86,155	$75,315	$240,643	$221,951

Mobile Computing
AirCard Mobile Broadband Devices (2)	$61,066	$60,453	$187,959	$177,442
AirPrime Embedded Wireless Modules for PC OEMs	14,018	9,771	47,119	28,375
Other	1,399	1,288	4,624	3,222
	$76,483	$71,512	$239,702	$209,039

(1) AirPrime Embedded Wireless Modules includes revenue generated from the acqusition of the M2M business of Sagemcom from the date of acquisition on August 1, 2012 to September 30, 2012 of $4,630.

(2) Clearwire contributed $nil in mobile computing revenue in the three and nine months ended September 30, 2012 compared to $nil and $8,366 in the three and nine months ended September 30, 2011, respectively.

Machine-to-Machine

Our M2M revenue increased $10.8 million, or 14.3%, to $86.1 million in the three months ended September 30, 2012 compared to the same period of 2011.   The increase in revenue was primarily due to continued growth in sales of both our AirPrime Embedded Wireless Modules for M2M, and AirLink Intelligent Gateways, as well as revenue generated from the Sagemcom M2M acquisition.

Gross margin was $28.0 million for M2M in the three months ended September 30, 2012, or 32.5%, compared to 34.1% in the three months ended September 30, 2011.  The decrease was primarily driven by unfavorable product mix.

Sales of our M2M embedded module products increased $9.6 million, or 15.1%, in the three months ended September 30, 2012, compared to the same period of 2011.  This increase was the result of strong organic growth in the Americas and Asia, as well as revenue generated from the Sagemcom M2M acquisition, partially offset by weakness in Europe.

Revenue from AirLink Intelligent Gateways increased $1.3 million, or 13.4%, in the three months ended September 30, 2012, compared to the same period of 2011. The increase was primarily driven by higher average selling prices of recently launched 4G gateway products.

Mobile Computing

Our Mobile Computing revenue increased by $5.0 million, or 7.0%, to $76.5 million in the three months ended September 30, 2012 compared to the same period of 2011.  The increase was largely driven by 4G AirCard sales and continued strong growth in sales to PC OEMs.

Gross margin was $19.8 million for Mobile Computing in the three months ended September 30, 2012, or 25.9%, compared to 24.7% in the same period of 2011 and primarily reflected the realization of product cost reductions.

Revenue from our AirCard products of $61.1 million in the three months ended September 30, 2012 was comparable to $60.5 million in the same period of 2011.

Revenue from sales of our AirPrime Wireless Embedded Modules to PC OEM customers increased by $4.2 million, or 43.5%, in the three months ended September 30, 2012 compared to the same period of 2011, primarily due to increased demand from our existing PC OEM customers and shipments of recently launched 4G LTE modules in support of new design wins.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables highlight selected financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2011.  The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except per share amounts and number of shares)

	2012			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	$162,638	$167,441	$150,266	$147,195	$146,827	$139,888	$144,275	$167,176
Cost of goods sold	114,781	116,106	105,500	105,643	103,493	100,788	104,811	118,309
Gross margin	47,857	51,335	44,766	41,552	43,334	39,100	39,464	48,867
Gross margin %	29.4%	30.7%	29.8%	28.2%	29.5%	28.0%	27.4%	29.2%

Expenses
Sales and marketing	10,476	11,190	11,861	10,747	11,158	11,326	12,268	12,123
Research and development	22,395	20,773	21,396	21,521	21,942	22,025	23,512	23,782
Administration	8,592	8,746	8,600	7,934	8,548	8,810	9,385	9,073
Acquisition	2,196	599	—	—	—	—	—	—
Restructuring	498	1,531	180	(19)	881	(350)	325	132
Integration	—	—	—	—	121	765	540	906
Impairment of intangible asset	—	—	—	11,214	—	—	—	—
Amortization	2,649	2,275	2,387	2,620	2,447	2,794	2,848	3,026
	46,806	45,114	44,424	54,017	45,097	45,370	48,878	49,042
Earnings (loss) from operations	1,051	6,221	342	(12,465)	(1,763)	(6,270)	(9,414)	(175)
Foreign exchange gain (loss)	1,176	336	206	(507)	(154)	(221)	422	(241)
Other income (expense)	(70)	10	(171)	20	68	(13)	(40)	(20)
Earnings (loss) before income taxes	2,157	6,567	377	(12,952)	(1,849)	(6,504)	(9,032)	(436)
Income tax expense (recovery)	(1,510)	2,986	32	810	(851)	275	(1,199)	(1,221)
Net earnings (loss) before non-controlling interest	3,667	3,581	345	(13,762)	(998)	(6,779)	(7,833)	785
Net loss attributable to non-controlling interest	—	—	—	—	—	(13)	(44)	(40)
Net earnings (loss) attributable to the Company	$3,667	$3,581	$345	$(13,762)	$(998)	$(6,766)	$(7,789)	$825

Earnings (loss) per share:
Basic	$0.12	$0.12	$0.01	$(0.44)	$(0.03)	$(0.22)	$(0.25)	$0.03
Diluted	$0.12	$0.11	$0.01	$(0.44)	$(0.03)	$(0.22)	$(0.25)	$0.03

Weighted average number of shares (in thousands):
Basic	30,573	30,817	31,175	31,298	31,297	31,267	31,237	31,151
Diluted	30,772	30,987	31,280	31,298	31,297	31,267	31,237	31,493

See section on “Overview”, for details of our third quarter of 2012 results compared to our second quarter of 2012 results.

Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

	Three months ended September 30			Nine months ended September 30
(in thousands of U.S. dollars)	2012	2011	Change	2012	2011	Change
Cash flows provided before changes in non-cash working capital	$10,465	$7,051	$3,414	$29,672	$10,650	$19,022
Changes in non-cash working capital	(14,032)	(17,093)	3,061	324	(2,032)	2,356
Cash flows provided by (used in):
Operating activities	(3,567)	(10,042)	6,475	29,996	8,618	21,378

Investing activities	(56,959)	12,580	(69,539)	(59,599)	9,505	(69,104)
Purchase of M2M business of Sagemcom	(55,218)	—	(55,218)	(55,218)	—	(55,218)
Capital expenditures and intangibles	(3,886)	(4,622)	736	(13,784)	(15,142)	1,358
Net change in short-term investments	2,153	17,470	(15,317)	9,347	26,405	(17,058)
Purchase of Wavecom S.A. shares	—	(282)	282	—	(1,787)	1,787

Financing activities	(18)	(2,743)	2,725	(9,205)	(2,905)	(6,300)
Repurchase of common shares	—	—	—	(6,312)	—	(6,312)
Purchase of treasury shares for RSU distribution	—	(2,497)	2,497	(2,489)	(2,497)	8

Operating Activities

Cash used for operating activities decreased $6.5 million to $3.5 million during the three months ended September 30, 2012, compared to the same period of 2011.  For the nine months ended September 30, 2012, cash provided by operating activities increased $21.4 million to $30.0 million compared to the same period of 2011.  The increase in cash was primarily due to higher operating earnings in the three and nine months ended September 30, 2012 compared to the same periods of 2011.

Investing Activities

Cash used for investing activities increased $69.5 million to $57.0 million during the three months ended September 30, 2012, compared to the same period of 2011.  For the nine months ended September 30, 2012, cash used for investing activities increased $69.1 million to $59.6 million compared to the same period of 2011. The increase in investing activities was largely related to the Sagemcom acquisition and net change in short-term investments.

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs and software licenses.

Financing Activities

Cash used for financing activities decreased $2.7 million during the three months ended September 30, 2012, compared to the same period of 2011.  The decrease was primarily related to the cash usage in the third quarter of 2011 to purchase 333,133 treasury shares for RSU distribution.  For the nine months ended September 30, 2012, cash used for financing activities increased $6.3 million to $9.2 million compared to the same period of 2011.  The use of cash in the current nine-month period was primarily related to purchases on the TSX and NASDAQ of 800,000 of the Company’s common shares in connection with our normal course issuer bid and of 336,638 common shares to satisfy obligations under our restricted share unit plan, in the amounts of $6.3 million and $2.5 million, respectively.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses, and other obligations discussed below.  On August 1, 2012, we completed the acquisition of Sagemcom’s M2M business, a transaction that was funded by approximately $55.2 million in cash.  We continue to believe our cash and cash equivalents balance of $59.5 million at September 30, 2012 and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the fourth quarter of 2012 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2012.

Payments due by period (In thousands of dollars)	2012	2013	2014	2015	2016	Thereafter
Operating lease obligations	$1,389	$5,293	$5,057	$3,485	$3,380	$13,620
Capital lease obligations	63	218	147	83	—	—
Purchase obligations (1)	112,965	—	—	—	—	—
Other long-term liabilities (2)	—	23,149	636	706	706	1,200
Total	$114,417	28,660	$5,840	$4,274	$4,086	$14,820

(1) Purchase obligations represent obligations with certain contract manufacturers to buy minimum amount of designated products between October, 2012 and December, 2012.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(2) Other long-term liabilities include the long-term portions of accrued royalties and marketing development funds.

Capital Resources

	2012			2011
(In thousands of dollars)	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cash and cash equivalents	$59,528	$123,159	$106,773	$101,375	$100,662	$101,685	$86,197
Short-term investments	—	2,153	—	9,347	—	17,470	24,559
	59,528	125,312	106,773	110,722	100,662	119,155	110,756
Unused credit facilities	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Total	$69,528	$135,312	$116,773	$120,722	$110,662	$129,155	$120,756

Credit Facilities

As at September 30, 2012, we had a two-year revolving term credit facility (“Existing Revolving Facility”) with the Toronto Dominion Bank and Canadian Imperial Bank of Commerce in the amount of $10.0 million which was to expire January 28, 2013. The revolving facility was for working capital requirements and was secured by a pledge against all of our assets.  There were no borrowings under the Existing Revolving Facility as at September 30, 2012.

Subsequent to the quarter-end, on October 31, 2012, the Existing Revolving Facility was canceled and replaced with a new revolving facility with the Toronto Dominion Bank and Canadian Imperial Bank of Commerce in the amount of $50.0 million which expires October 31, 2013.  The new revolving facility contains covenants and security substantially similar to the Existing Revolving Facility.

At September 30, 2012 we had $0.2 million (December 31, 2011 — $0.2 million) outstanding under a standby letter of credit facility agreement, which approximates its fair value.  The letter of credit expires on November 10, 2012.

Normal Course Issuer Bid

On December 13, 2011, we received approval from the Toronto Stock Exchange (“TSX”) of our Notice of Intention to make a Normal Course Issuer Bid (the “Bid”).  Pursuant to the Bid, we may purchase for cancellation up to 1,564,914 of our common shares, or approximately 5% of the common shares outstanding as of the date of the announcement.  The Bid will terminate on the earlier of: (i) December 18, 2012, (ii) the date Sierra Wireless completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by Sierra Wireless of termination of the Bid.

The actual number of common shares that are purchased for cancellation under the Bid and the timing of such purchases will be determined by the Company.   During the nine months ended September 30, 2012, we purchased 800,000 common shares in the open market at an average price of $7.89 per share.   These purchases were completed in the first half of 2012.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP revenue, non-GAAP gross margin, non-GAAP earnings (loss) from operations, EBITDA (earnings before interest, taxes, depreciation and amortization and before impairment charges), non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide useful information on actual operating results and assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense, amortization related to acquisitions, acquisition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts and certain tax adjustments.

EBITDA as defined equates earnings (loss) from operations plus stock-based compensation, acquisition, restructuring, integration, transaction costs, amortization and impairment. EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)

	2012				2011
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Revenue - GAAP and Non-GAAP	$480,345	$162,638	$167,441	$150,266	$430,990	$146,827	$139,888	$144,275

Gross Margin - GAAP	$143,958	$47,857	$51,335	$44,766	$121,898	$43,334	$39,100	$39,464
Stock-based compensation	243	82	78	83	299	89	97	113
Gross Margin - Non-GAAP	$144,201	$47,939	$51,413	$44,849	$122,197	$43,423	$39,197	$39,577

Earnings (loss) from operations - GAAP	$7,614	$1,051	$6,221	$342	$(17,447)	$(1,763)	$(6,270)	$(9,414)
Stock-based compensation	5,010	1,695	1,636	1,679	4,916	1,587	1,697	1,632
Acquisition	2,795	2,196	599	—	—	—	—	—
Restructuring	2,209	498	1,531	180	856	881	(350)	325
Integration	—	—	—	—	1,426	121	765	540
Acquisition related amortization	8,552	2,906	2,665	2,981	9,798	3,198	3,312	3,288
Earnings (loss) from operations - Non-GAAP	$26,180	$8,346	$12,652	$5,182	$(451)	$4,024	$(846)	$(3,629)
Amortization (excluding acquisition related amortization)	12,243	4,176	4,066	4,001	14,726	4,258	5,144	5,324
EBITDA	$38,423	$12,522	$16,718	$9,183	$14,275	$8,282	$4,298	$1,695

Net Earnings (loss) - GAAP	$7,593	$3,667	$3,581	$345	$(15,553)	$(998)	$(6,766)	$(7,789)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	17,778	7,118	5,891	4,769	16,798	5,570	5,503	5,725
Unrealized foreign exchange loss (gain)	(1,484)	(1,218)	(165)	(101)	(63)	34	238	(335)
Income tax adjustments	(804)	(804)	—	—	—	—	—	—
Non-controlling interest	—	—	—	—	(32)	—	—	(32)
Net earnings (loss) - Non-GAAP	$23,083	$8,763	$9,307	$5,013	$1,150	$4,606	$(1,025)	$(2,431)

Diluted earnings (loss) per share - GAAP (in dollars)
GAAP	$0.24	$0.12	$0.11	$0.01	$(0.50)	$(0.03)	$(0.22)	$(0.25)
Non-GAAP	$0.74	$0.28	$0.30	$0.16	$0.04	$0.15	$(0.03)	$(0.08)

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the three months ended September 30, 2012 and 2011.

TRANSACTIONS BETWEEN RELATED PARTIES

We did not undertake any transactions with related parties during the three months ended September 30, 2012 and 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results could differ from our estimates.

The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 26 to 29 of our 2011 Annual Report.  There were no significant changes in our critical accounting policies in the third quarter of 2012.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 30,591,040 common shares issued and outstanding, stock options exercisable into 2,370,028 common shares and 258,720 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In July 2012, the FASB issued ASU 2012-02, Testing indefinite-Lived Intangible Assets for Impairment (the revised standard).  The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary.  The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption of this guidance is permitted.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any significant changes in the Company’s internal control over financial reporting during the most recent three and nine months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In July 2012, Technology Properties Ltd LLC, Phoenix Digital Solutions LLC and Patriot Scientific Corporation filed a complaint with the United States International Trade Commission (“ITC”) and a patent litigation lawsuit in the United States District Court for the Northern District of California asserting patent infringement by a number of parties, including us.  The ITC instituted its investigation in August 2012 under the caption “In the Matter of Certain Wireless consumer Electronics Devices and Components Thereof”.  The District Court lawsuit was stayed pending the outcome of the ITC Investigation.    The ITC Investigation is in the initial stages and a hearing has been set for June 2013.

In April 2012, a patent holding company, Cell and Network Selection, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer.  The lawsuit makes certain allegations concerning the LTE mobile hotspots and USB modems sold by us and deployed with AT&T.  The lawsuit is in the initial pleadings stage.

In January 2012, a patent holding company, M2M Solutions LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications.  The lawsuit is currently in a limited discovery stage with respect to the issues of ownership and inventorship only.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us.  In September 2012, the lawsuit was consolidated with another lawsuit commenced by Wi-Lan in the Eastern District of Texas concerning the same patents and trial has been scheduled for September 2013.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent litigation lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed against all defendants except one, pending the outcome of the trial against this one non-stayed defendant which is anticipated to occur in or around April 2013.  In May 2012, GBT filed a patent litigation lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products.  In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. It is in the initial pleadings stage.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors. The claim construction hearing occurred in April 2012 and the trial has been scheduled for June 2013.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us.  A motion to dismiss the lawsuit has been briefed and is pending judgment of the Court.

In August 2011, a patent holding company, Brandywine Communications Technologies, LLC, filed a patent litigation lawsuit in the United States District Court for the Middle District of Florida against one of our customers asserting patent infringement in relation to the wireless modems sold to them by us.  This lawsuit is in the initial pleadings stage.

In July 2011, a patent holding company, GPNE Corp., filed a patent litigation lawsuit in the United States District Court for the District of Hawaii asserting patent infringement against one of our customers for selling e-readers and computerized tablet and communication devices with the ability to function with GPRS, including the Nook e-reader which incorporates wireless modules sold to them by us.  In May 2012, an Order of the Magistrate Judge to sever the actions and, in the case of certain defendants including our customer, transfer the actions to the United States District Court for the Northern District of California was granted and has been affirmed by the District Court.

A patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California.  Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico.  In both cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us.   Both lawsuits are in the scheduling phase.

In March 2009, MSTG Inc., a patent holding company, filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including one of our customers, which the customer claims relates to the wireless data cards and modems sold to them by us.  The claim construction process has concluded, and there is currently no activity in the case pending a decision of the Court of Appeals for the Federal Circuit on a petition for a Writ of Mandamus in relation to a discovery order of the District Court.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Price and product competition which may result in lower selling prices for some of our products or lost market share;

•                  Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•                  Concentration in our customer base;

•                  Development and timing of the introduction of our new products;

•                  Transition periods associated with the migration to new technologies;

•                  Securing channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Potential commoditization and saturation in certain markets;

•                  Our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  Possible delays or shortages in component supplies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Seasonality in demand;

•                  Amount of inventory held by our channel partners;

•                  Possible fluctuations in certain foreign currencies relative to the U.S. dollar affect foreign denominated revenue, cost of goods sold and operating expenses;

•                  Achievement of milestones related to our professional services contracts;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies; and

•                  Operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. In addition, the global financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources, or companies with different business models sell products that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors or the network carriers could weaken our competitive position.  We may also introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenue.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of significant customers will account for a significant portion of our revenues for the foreseeable future.  In the three months ended September 30, 2012, Sprint individually accounted for approximately 14% of our revenue.  In the three months ended September 30, 2011, three customers each accounted for more than 10% of our revenue, and in aggregate, represented approximately 39% of our revenue.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

Our business success depends on us not infringing on the intellectual property rights owned by others.  The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future we may continue to receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties.  Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services.  These entities aggressively pursue patent litigation, resulting in increased litigation costs for us.  We expect that this recent development will continue for the foreseeable future.  Infringement on intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•            We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•            Management attention and resources may be diverted;

•            Our relationships with customers may be adversely affected; and

•            We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to being liable for substantial damages in the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party suppliers. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We primarily rely on one contract manufacturer, who may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•            The absence of guaranteed or adequate manufacturing capacity;

•            Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•            Potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•            The inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•            Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may continue to be in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meet the needs of our customers.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•                                          Our ability to attract and retain skilled technical employees;

•                                          The availability of critical components from third parties;

•                                          Our ability to successfully complete the development of products in a timely manner;

•                                          The ability of third parties to complete and deliver on outsourced product development engagements; and

•                                          Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.

We develop products to meet our customers’ requirements.  OEM customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Continued difficult or uncertain economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties in those economies.  The global market turmoil could lead to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  To the extent that we experience further global economic deterioration, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, resulting in a decline in our revenues and profitability that could be material.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve.  As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, and the Euro may affect our operating results.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro.  To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

We intend to continue to grow our international business operations.  Our international operations expose us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•            Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•            Economic or political instability;

•            Potential adverse tax consequences;

•            Difficulty in managing a worldwide workforce in compliance with business practices and local laws, that vary from country to country; and

•            Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.

Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel.  The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We rely on certain internal processes, networks and systems to efficiently operate and report on our business.

Failure of these internal processes, networks or systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy.  We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business.  For example, on August 1, 2012, we completed our acquisition of Sagemcom’s M2M business.  Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including:

•            Exposure to unknown liabilities or risks of the acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of our acquired company and deficiencies in internal controls over financial reporting of our acquired Company;

•            Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the acquired companies;

•            Possible use of cash to support the operations of an acquired business;

•            Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•            Disruption of, and demands on, our ongoing business;

•            Diversion of management’s time and attention away from our existing business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•            The potential loss of key employees and customers;

•            A possible decrease in our share price, if, as a result of the growth of the Company, we decide  to raise additional capital through an offering of common shares, preference shares or debt; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

As business circumstances dictate, the Company may also decide to divest assets, technologies or businesses.  In doing so, the Company may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management’s time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues.  We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•            Undetected misappropriation of our intellectual property;

•            The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•            Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to promote and offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks, fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

(unaudited)

		September 30,	December 31,
		2012	2011
Assets
Current assets
Cash and cash equivalents		$59,528	$101,375
Short-term investments (note 4)		—	9,347
Accounts receivable, net of allowance for doubtful accounts of $2,855 (December 31, 2011 - $3,642)		118,901	107,367
Inventories (note 5)		22,746	16,168
Deferred income taxes		10,109	6,540
Prepaids and other (note 6)		41,216	20,674
		252,500	261,471
Property and equipment		26,657	22,087
Intangible assets		60,361	42,557
Goodwill		121,937	89,961
Deferred income taxes		6,205	6,205
Other assets		608	606
		$468,268	$422,887
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)		$163,788	$123,547
Deferred income taxes		—	336
Deferred revenue and credits		1,576	1,721
		165,364	125,604
Long-term obligations (note 8)		26,677	25,143
Deferred income taxes		236	236
		192,277	150,983
Equity
Shareholders’ equity
Common stock:	no par value; unlimited shares authorized; issued and outstanding: 30,590,440 shares (December 31, 2011 - 31,306,692 shares)	322,757	328,440
Preferred stock:	no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock:	at cost 717,886 shares (December 31, 2011 — 877,559 shares)	(5,183)	(6,141)
Additional paid-in capital		21,444	20,087
Deficit		(54,889)	(62,482)
Accumulated other comprehensive loss (note 9)		(8,138)	(8,000)
		275,991	271,904
		$468,268	$422,887

Commitments and contingencies (note 16)

Subsequent event (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Revenue	$162,638	$146,827	$480,345	$430,990
Cost of goods sold	114,781	103,493	336,387	309,092
Gross margin	47,857	43,334	143,958	121,898
Expenses
Sales and marketing	10,476	11,158	33,527	34,752
Research and development	22,395	21,942	64,564	67,479
Administration	8,592	8,548	25,938	26,743
Acquisition costs (note 3)	2,196	—	2,795	—
Restructuring (note 13)	498	881	2,209	856
Integration	—	121	—	1,426
Amortization	2,649	2,447	7,311	8,089
	46,806	45,097	136,344	139,345
Earnings (loss) from operations	1,051	(1,763)	7,614	(17,447)
Foreign exchange gain (loss)	1,176	(154)	1,718	47
Other income (expense)	(70)	68	(231)	15
Earnings (loss) before income taxes	2,157	(1,849)	9,101	(17,385)
Income tax expense (recovery)	(1,510)	(851)	1,508	(1,775)
Net earnings (loss)	3,667	(998)	7,593	(15,610)
Net loss attributable to non-controlling interest	—	—	—	(57)
Net earnings (loss) attributable to the Company	$3,667	$(998)	$7,593	$(15,553)
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Basic	$0.12	$(0.03)	$0.25	$(0.50)
Diluted	$0.12	$(0.03)	$0.24	$(0.50)
Weighted average number of shares outstanding (in thousands) (note 15)
Basic	30,573	31,297	30,854	31,267
Diluted	30,772	31,297	31,012	31,267

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(in thousands of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Net earnings (loss)	$3,667	$(998)	$7,593	$(15,610)
Other comprehensive income (loss), net of taxes:
Purchase of Wavecom S.A. shares, net of taxes of $nil	—	—	—	42
Foreign currency translation adjustments, net of taxes of $nil	1,203	(5,920)	(138)	599
Total comprehensive earnings (loss)	4,870	(6,918)	7,455	(14,969)
Comprehensive income (loss) attributable to non-controlling interest:
Net earnings (loss)	—	—	—	(57)
Foreign currency translation adjustments, net of taxes of $nil	—	—	—	106
Comprehensive earnings (loss) attributable to the Company	$4,870	$(6,918)	$7,455	$(15,018)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of U.S. dollars)

(unaudited)

	Equity attributable to the Company
							Accumulated	Non-
	Common stock		Treasury Shares		Additional		other	controlling
	# of		# of		paid-in		comprehensive	interest
	shares	$	shares	$	capital	Deficit	income (loss)	(deficit)	Total
Balance as at December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	$(33,167)	$(5,471)	$1,139	$303,187
Purchase of Wavecom S.A. shares	—	—	—	—	(796)	—	42	(1,033)	(1,787)
Stock option exercises	83,906	772	—	—	(253)	—	—	—	519
Stock-based compensation	—	—	—	—	6,449	—	—	—	6,449
Purchase of treasury shares for RSU distribution	—	—	613,638	(4,472)	—	—	—	—	(4,472)
Distribution of vested RSUs	—	—	(379,121)	2,239	(2,239)	—	—	—	—
Net loss	—	—	—	—	—	(29,315)	—	(57)	(29,372)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,571)	(49)	(2,620)
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$—	$271,904

Common share cancellation (note 10)	(800,000)	(6,312)	—	—	—	—	—	—	(6,312)
Stock option exercises (note 11)	83,068	624	—	—	(197)	—	—	—	427
Stock-based compensation (note 11)	—	—	—	—	5,010	—	—	—	5,010
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	—	(2,489)
Distribution of vested RSUs	680	5	(496,311)	3,447	(3,456)	—	—	—	(4)
Net earnings	—	—	—	—	—	7,593	—	—	7,593
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(138)	—	(138)
Balance as at September 30, 2012	30,590,440	$322,757	717,886	$(5,183)	$21,444	$(54,889)	$(8,138)	$—	$275,991

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$3,667	$(998)	$7,593	$(15,610)
Items not requiring (providing) cash
Amortization	7,082	7,456	20,795	24,524
Stock-based compensation (note 11)	1,695	1,587	5,010	4,916
Deferred income taxes	(2,032)	(988)	(3,905)	(3,207)
Loss (gain) on disposal of property, equipment, and intangibles	57	(6)	183	27
Taxes paid related to net settlement of equity awards	(4)	—	(4)	—
Changes in non-cash working capital
Accounts receivable	(6,970)	(10,616)	(11,380)	11,051
Inventories	(6,044)	(5,075)	(5,127)	(3,076)
Prepaid expenses and other	(17,596)	6,903	(20,557)	9,406
Accounts payable and accrued liabilities	16,065	(8,236)	37,537	(19,252)
Deferred revenue and credits	513	(69)	(145)	(161)
Cash flows provided (used) by operating activities	(3,567)	(10,042)	30,000	8,618
Investing activities
Purchase of M2M business of Sagemcom	(55,218)	—	(55,218)	—
Purchase of Wavecom S.A. shares	—	(282)	—	(1,787)
Additions to property, plant and equipment	(3,290)	(3,357)	(11,850)	(11,920)
Proceeds from sale of property and equipment	(8)	14	56	29
Increase in intangible assets	(596)	(1,265)	(1,934)	(3,222)
Net change in short-term investments	2,153	17,470	9,347	26,405
Cash flows provided (used) by investing activities	(56,959)	12,580	(59,599)	9,505
Financing activities
Issuance of common shares, net of share issue costs	158	15	427	480
Repurchase of common shares (note 10)	—	—	(6,312)	—
Purchase of treasury shares for RSU distribution	—	(2,497)	(2,489)	(2,497)
Repayment of long-term obligations	(176)	(261)	(831)	(888)
Cash flows used by financing activities	(18)	(2,743)	(9,205)	(2,905)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,087)	(818)	(3,039)	1
Cash and cash equivalents, increase (decrease) in the period	(63,631)	(1,023)	(41,847)	15,219
Cash and cash equivalents, beginning of period	123,159	101,685	101,375	85,443
Cash and cash equivalents, end of period	$59,528	$100,662	$59,528	$100,662

Supplemental disclosures:
Net Income taxes paid (received)	$321	$592	$1,261	$(1,167)
Net interest paid (received)	4	35	(40)	88

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

1.                          Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2011 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2011 audited consolidated financial statements and the notes thereto.  The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

We have two reportable segments effective January 1, 2011:

Mobile Computing (“MC”)	—	includes AirCard mobile broadband devices and AirPrime wireless embedded modules for PC OEM customers.

Machine-to-Machine (“M2M”)	—

includes AirPrime embedded wireless modules (excluding embedded module sales to PC OEMs), AirLink Intelligent Gateways, and AirVantage M2M Cloud. Effective August 1, 2012, also includes rugged terminals for railway applications (note 3).

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars).  The term dollars and the symbol “$” refer to U.S. dollars.

2.                          Significant accounting policies

Recently implemented accounting changes

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income — Presentation.  This guidance increases the prominence of other comprehensive income by requiring comprehensive income to be reported in either a single statement or two consecutive statements.  This eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders’ equity.  The amendments do not change what items are reported in other comprehensive income.  This ASU is effective on a retrospective basis for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.  This guidance did not have a material impact on our consolidated financial statements.

Changes in future accounting standards

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (the revised standard).  The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary.  The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption of this guidance is permitted.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

3.                          Acquisition of M2M business of Sagemcom

On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom.  Sagemcom, based in France, is a leading technology company active in broadband, telecom, energy, and document management.  Its M2M business includes 2G and 3G wireless modules, as well as industry-leading rugged terminals for railway applications.  The acquisition extends our leadership position in the growing M2M market and offers a significantly enhanced market position for us in key segments, including payment, transportation, and railways, as well as new geographical expansion into Brazil.

The acquisition included substantially all of the assets of the M2M business of Sagemcom for €44.9 million (US$55.2 million) in cash consideration plus assumed liabilities of €3.7 million (US$4.6 million).

Sagemcom’s results of operations and estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values, as at August 1, 2012.  The excess of the purchase price over the preliminary value assigned to the net assets acquired was recorded as goodwill.  The purchase price was allocated using the information available and is preliminary.  We may adjust the preliminary purchase price allocation after finalizing the valuation of assets and obtaining more information regarding preliminary estimates of accrued liabilities.

The following table summarizes the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

	€	$
Assets acquired
Inventory	1,101	1,353
Machinery and equipment	1,571	1,932
Identifiable intangible assets	21,272	26,160
Goodwill	24,684	30,357
	48,628	59,802
Liabilities assumed
Accrued liabilities	2,260	2,779
Long-term obligations	1,468	1,805
Fair value of net assets acquired	44,900	55,218

The goodwill of €24.7 million (US$30.4 million) resulting from the acquisition consists largely of the expectation that the acquisition will extend our leadership position in the growing M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the M2M segment and it is not deductible for tax purposes.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

The following table provides the components of intangible assets acquired that are subject to amortization:

	Estimated useful life (in years)	€	$
Patents	8	5,259	6,468
Customer relationships	8-13	13,887	17,078
Backlog	1-2	1,382	1,699
In-process research and development	5	744	915
		21,272	26,160

The amounts of revenue and net loss of Sagemcom’s M2M business included in our consolidated statements of operations from the acquisition date, through the period ended September 30, 2012, was as follows:

Three months ended September 30, 2012
Revenue	$4,630
Net loss	661

The following table presents the unaudited pro forma results for the three and nine months ended September 30, 2012 and 2011.  The unaudited pro forma financial information combines the results of operations of Sierra Wireless, Inc. and the M2M business of Sagemcom as though the businesses had been combined as of the beginning of fiscal 2011.  The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2011.  The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Pro Forma information
Revenue	$166,449	$160,351	$506,677	$468,374
Earnings (loss) from operations	1,045	39	7,847	(13,488)
Net earnings (loss)	3,661	804	7,826	(11,594)

Basic earnings (loss) per share (in dollars)	$0.12	$0.03	$0.25	$(0.37)
Diluted earnings (loss) per share (in dollars)	$0.12	$0.03	$0.25	$(0.37)

4.                          Short-term investments

Short-term investments, all of which are classified as available-for-sale, are comprised of government treasury bills and securities.  As at September 30, 2012, we had no outstanding short-term investments.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

5.                          Inventories

The components of inventories were as follows:

	September 30, 2012	December 31, 2011
Electronic components	$8,215	$4,826
Finished goods	14,531	11,342
	$22,746	$16,168

6.                          Prepaids and other

The components of prepaids and other were as follows:

	September 30, 2012	December 31, 2011
Inventory advances	$35,370	$13,033
Insurance and licenses	1,780	2,024
Other	4,066	5,617
	$41,216	$20,674

7.         Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities were as follows:

	September 30, 2012	December 31, 2011
Trade payables	$80,969	$62,260
Inventory commitment reserve	4,071	3,443
Accrued royalties	24,617	15,053
Accrued payroll and related liabilities	12,145	9,770
Taxes payable (including sales taxes)	14,796	9,849
Product warranties	6,131	4,537
Marketing development funds	4,590	5,323
Other	16,469	13,312
	$163,788	$123,547

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

8.         Long-term obligations

The components of long-term obligations were as follows:

	September 30, 2012	December 31, 2011
Accrued royalties	$22,372	$18,442
Marketing development funds	2,684	4,668
Other	1,621	2,033
	$26,677	$25,143

9.         Accumulated other comprehensive loss

The components of accumulated other comprehensive loss, net of taxes, were as follows:

	September 30, 2012	December 31, 2011
Release of foreign currency translation relating to acquisition of non- controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(7,588)	(7,450)
	$(8,138)	$(8,000)

10.                   Share Capital

On December 13, 2011, we received regulatory approval allowing us to purchase for cancellation up to 1,564,914 of our common shares by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and the NASDAQ Global Market.  The Bid commenced on December 19, 2011 and will terminate on the earlier of December 18, 2012, the date we complete our purchases, or the date of notice by us of termination.  During the three and nine months ended September 30, 2012, we purchased nil and 800,000 shares, respectively, in the open market at an average price of approximately $nil and $7.89 per share, respectively.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

11.                   Share-based payments

Stock-based compensation expense

The stock-based compensation expense was as follows:

	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Cost of goods sold	$82	$89	$243	$300
Sales and marketing	357	299	1,027	977
Research and development	437	376	1,304	1,179
Administration	819	823	2,436	2,460
	$1,695	$1,587	$5,010	$4,916
Stock option plan	$527	$629	$1,599	$2,217
Restricted stock plans	1,168	958	3,411	2,699
	$1,695	$1,587	$5,010	$4,916

As at September 30, 2012, the unrecognized compensation expense related to non-vested stock options and RSUs was $4,380 and $7,093 (2011 — $4,478 and $5,126), respectively, which is expected to be recognized over weighted average periods of 2.6 and 1.9 years (2011 — 2.7 and 2.0 years), respectively.

Stock option plan

The following table presents information on all stock option activity for the period:

	Three months ended September 30, 2012	Nine months ended September 30, 2012
Outstanding, beginning of period	2,450,485	2,297,875
Granted	3,986	636,381
Exercised	(27,684)	(83,068)
Forfeited / expired	(47,746)	(472,147)
Outstanding, end of period	2,379,041	2,379,041
Exercisable, beginning of period	1,109,842	1,202,504
Exercisable, end of period	1,140,852	1,140,852

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at September 30, 2012, stock options exercisable into 680,003 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option.  The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2012 was $90 and $292, respectively (three and nine months ended September 30, 2011 - $12 and $386, respectively).

The fair value of stock options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Risk-free interest rate	0.82%	0.85%	0.85%	2.07%
Annual dividends per share	Nil	Nil	Nil	Nil
Expected stock price volatility	55%	59%	57%	60%
Expected option life	4 years	4 years	4 years	4 years
Estimated forfeiture rate	3.5%	3.5%	3.5%	3.5%
Average fair value of options granted (in dollars)	$3.93	$3.39	$3.43	$5.05

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Restricted share plans

The following table presents information on the restricted share plans’ activity for the period:

	Three months ended September 30, 2012	Nine months ended September 30, 2012
Outstanding, beginning of period	1,236,818	904,029
Granted	5,342	856,001
Vested	(8,823)	(497,465)
Forfeited	(2,369)	(31,597)
Outstanding, end of period	1,230,968	1,230,968

Outstanding — vested and not settled	2,708	2,708
Outstanding — unvested	1,228,260	1,228,260
Outstanding, end of period	1,230,968	1,230,968

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

We have two market based restricted share unit plans: one for U.S. employees and the other for all non-U.S. employees, in addition to a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of common shares of Sierra Wireless, Inc. (or, in certain jurisdictions, cash in lieu at the option of the company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.  With respect to the treasury based RSP, the maximum number of common shares which the company may issue from treasury is 1,000,000 common shares.  With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant.  However, RSU grants to employees who are residents in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year hold period.  There were 1,228,260 unvested RSUs and 2,708 vested RSUs outstanding as at September 30, 2012.

The aggregate intrinsic value of RSUs that vested and settled in the three and nine months ended September 30, 2012 was $80 and $3,833, respectively (three and nine months ended September 30, 2011 - $58 and $3,971, respectively).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period.  Grants to French employees are expensed over a two-year vesting period.

12.                   Non-controlling interest

On June 8, 2011, the tax hold period expired on the vested shares held by Wavecom S.A. employees under their long-term incentive plan.  For the three and nine months ended September 30, 2012, we acquired 500 shares and 4,250 shares, respectively, at €8.50 per share.  The obligation for the remaining 500 shares at €8.50 per share has been recorded as at September 30, 2012 and is classified under accrued liabilities.

13.                   Restructuring costs

The Company’s restructuring expenses and related provisions were as follows:

Three months ended September 30, 2012	Workforce Reduction	Facilities	Total
Balance, beginning of period	$1,560	$384	$1,944
Expensed in period	490	8	498
Disbursements	(667)	(113)	(780)
Adjustments	—	—	—
Foreign exchange	6	—	6
Balance, end of period	$1,389	$279	$1,668

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2012	Workforce Reduction	Facilities	Total
Balance, beginning of period	$625	$562	$1,187
Expensed in period	2,141	68	2,209
Disbursements	(1,391)	(351)	(1,742)
Adjustments	(21)	—	(21)
Foreign exchange	35	—	35
Balance, end of period	$1,389	$279	$1,668

Classification:
Accounts payable and accrued liabilities	$1,389	$226	$1,615
Other long term obligations	—	53	53
	$1,389	$279	$1,668

The following table provides restructuring liability by initiative:

	Workforce Reduction	Facilities	Total
April 2012	$1,144	$—	$1,144
January 2012	—	—	—
September 2010	36	—	36
May 2009	—	279	279
Wavecom S.A. and prior	209	—	209
	$1,389	$279	$1,668

During the second quarter of 2012, we announced we will be closing our Newark, California facility effective December 31, 2012 to drive greater efficiency and leverage.  Our AirLink marketing, research and development, and customer support activities will transfer primarily to the Richmond, British Columbia, facilities, and manufacturing operations will transfer to our manufacturing partner in Suzhou, China. Total severance and other costs associated with this initiative are estimated to be approximately $2 million.  For the three and nine months ended September 30, 2012, we recorded $408 and $1,809 in restructuring costs, respectively, related to this initiative.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

14.                   Financial Instruments

(a) Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.
Level 2	-

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. We had no outstanding short-term investments at September 30, 2012 (December 31, 2011 — $9,347).  Our short-term investments are classified within Level 1 of the valuation hierarchy.  Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

On July 23, 2012, foreign currency forward exchange contracts for a notional US$56.3 million to acquire €45.0 million in connection with the acquisition of the M2M business of Sagemcom settled.  For the three months and nine months ended September 30, 2012, we realized a loss of $2,396 and $1,761, respectively in Foreign exchange gain (loss) on these forward contracts.

(b) Credit Facilities

As at September 30, 2012, we had a two-year revolving term credit facility (“Existing Revolving Facility”) with the Toronto Dominion Bank and the Canadian Imperial Bank of Commerce in the amount of $10.0 million which was to expire January 28, 2013.  The revolving facility was for working capital requirements and was secured by a pledge against all of our assets. There were no borrowings under the Existing Revolving Facility as at September 30, 2012.

On October 31, 2012 the Existing Revolving Facility was canceled and replaced with a new revolving facility with the Toronto Dominion Bank and the Canadian Imperial Bank of Commerce in the amount of $50.0 million which expires October 31, 2013.  The new revolving facility contains covenants and security substantially similar to the Existing Revolving Facility.

(c) Letters of credit

We have entered into a standby letter of credit facility agreement under which we have issued a performance bond to a third party customer in accordance with specified terms and conditions.  At September 30, 2012, we had $176 (December 31, 2011 — $176) outstanding under a standby letter of credit facility agreement, which approximates its fair market value.  The expiry on this letter of credit is November 10, 2012.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

15.             Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net earnings (loss) attributable to the company	$3,667	$(998)	$7,593	$(15,553)
Weighted average shares used in computation of:
Basic	30,573	31,297	30,854	31,267
Assumed conversion	199	—	158	—
Diluted	30,772	31,297	31,012	31,267
Earnings (loss) per share attributable to the company’s common shareholders (in dollars):
Basic	$0.12	$(0.03)	$0.25	$(0.50)
Diluted	$0.12	$(0.03)	$0.24	$(0.50)

16.             Commitments and contingencies

(a) Contingent liability on sale of products

(i)                                     Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)                                  We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

	Three months ended September 30, 2012	Nine months ended September 30, 2012
Balance, beginning of period	$5,136	$4,537
Provisions	2,774	7,613
Expenditures	(1,779)	(6,019)
Balance, end of period	$6,131	$6,131

(b) Other commitments

We have entered into purchase commitments totaling approximately $112,965, net of related electronic components inventory of $5,360 (December 31, 2011 — $85,071, net of electronic components inventory of $4,239), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October and December 2012.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons that we cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all the cases, in light of the inherent uncertainties in litigation, there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made, and losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In July 2012, Technology Properties Ltd LLC, Phoenix Digital Solutions LLC and Patriot Scientific Corporation filed a complaint with the United States International Trade Commission and a patent litigation lawsuit in the United States District Court for the Northern District of California asserting patent infringement by a number of parties, including us.  The ITC instituted its investigation in August 2012 under the caption “In the Matter of Certain Wireless consumer Electronics Devices and Components Thereof”.  The District Court lawsuit was stayed pending the outcome of the ITC Investigation.    The ITC Investigation is in the initial stages and a hearing has been set for June 2013.

In April 2012, a patent holding company, Cell and Network Selection, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer.  The lawsuit makes certain allegations concerning the LTE mobile hotspots and USB modems sold by us and deployed with AT&T.  The lawsuit is in the initial pleadings stage.

In January 2012, a patent holding company, M2M Solutions LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the Airprime embedded wireless module products, related Airlink

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

products and related services sold by us for use in M2M communication applications.  The lawsuit is currently in a limited discovery stage with respect to the issues of ownership and inventorship only.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us.  In September 2012, the lawsuit was consolidated with another lawsuit commenced by Wi-Lan in the Eastern District of Texas concerning the same patents and trial has been scheduled for September 2013.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent litigation lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed against all defendants except one, pending the outcome of the trial against this one non-stayed defendant which is anticipated to occur in or around April 2013.  In May 2012, GBT filed a patent litigation lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products.  In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. It is in the initial pleadings stage.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors.  The claim construction hearing occurred in April 2012 and the trial has been scheduled for June 2013.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we have an obligation to indemnify them in respect of the products we supply to them:

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us.  A motion to dismiss the lawsuit has been briefed and is pending judgment of the Court.

In August 2011, a patent holding company, Brandywine Communications Technologies, LLC, filed a patent litigation lawsuit in the United States District Court for the Middle District of Florida against one of our customers asserting patent infringement in relation to the wireless modems sold to them by us.  This lawsuit is in the initial pleadings stage.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

In July 2011, a patent holding company, GPNE Corp., filed a patent litigation lawsuit in the United States District Court for the District of Hawaii asserting patent infringement against one of our customers for selling e-readers and computerized tablet and communication devices with the ability to function with GPRS, including the Nook e-reader which incorporates wireless modules sold to them by us.  In May 2012, an Order of the Magistrate Judge to sever the actions and, in the case of certain defendants including our customer, transfer the actions to the United States District Court for the Northern District of California was granted and has been affirmed by the District Court.

A patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California.  Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico.  In both cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us.   Both lawsuits are in the scheduling phase.

In March 2009, MSTG Inc., a patent holding company, filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including one of our customers, which the customer claims relates to the wireless data cards and modems sold to them by us.  The claim construction process has concluded, and there is currently no activity in the case pending a decision of the Court of Appeals for the Federal Circuit on a petition for a Writ of Mandamus in relation to a discovery order of the District Court.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

17.      Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

18.      Segmented Information

	MC	M2M	Total

Three months ended September 30, 2012
Revenue	$76,483	$86,155	$162,638
Cost of goods sold	56,638	58,143	114,781
Gross margin	$19,845	$28,012	$47,857
Gross margin %	25.9%	32.5%	29.4%
Expenses			46,806
Earnings (loss) from operations			$1,051

Three months ended September 30, 2011
Revenue	$71,512	$75,315	$146,827
Cost of goods sold	53,826	49,667	103,493
Gross margin	$17,686	$25,648	$43,334
Gross margin %	24.7%	34.1%	29.5%
Expenses			45,097
Earnings (loss) from operations			$(1,763)

Nine months ended September 30, 2012
Revenue	$239,702	$240,643	$480,345
Cost of goods sold	174,599	161,788	336,387
Gross margin	$65,103	$78,855	$143,958
Gross margin %	27.2%	32.8%	30.0%
Expenses			136,344
Earnings (loss) from operations			$7,614

Nine months ended September 30, 2011
Revenue	$209,039	$221,951	$430,990
Cost of goods sold	159,360	149,732	309,092
Gross margin	$49,679	$72,219	$121,898
Gross margin %	23.8%	32.5%	28.3%
Expenses			139,345
Earnings (loss) from operations			$(17,447)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  We had one significant customer during the three months and two significant customers during the nine months ended September 30, 2012 that accounted for more than 10% of our revenue, comprising sales of $23,178 for the three-month period, and sales of $64,839 and $59,805 for the nine-month period (three months ended September 30, 2011 — three significant customer comprising sales of $24,812, $17,400, and $14,695; nine months ended September 30, 2011 — three significant customers comprising sales of $45,489, $45,531, and $57,011).